UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                          TO

COMMISSION FILE NUMBER 1-12001

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 28, 2011

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Investments at fair value:
Interest in registered investment companies	$14,072,689	$7,160,194
Interest in synthetic investment contracts	5,235,841	5,257,473
Interest-bearing cash and cash equivalents	978,786	568,027
Corporate common stocks	211,203	203,655
Interest in common collective trusts	140,551	4,478,439

Total investments at fair value	20,639,070	17,667,788

Notes receivable from participants	1,029,980	1,076,605

Net assets available reflecting investments at fair value	21,669,050	18,744,393

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(159,201)	(54,856)

Net assets available for benefits	$21,509,849	$18,689,537

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2010	2009

Contributions:
Employee	$1,806,858	$857,757
Employer	356,866	95,034
Rollovers	619	—

Total contributions	2,164,343	952,791

Interest income on notes receivable from participants	75,855	47,576

Investment income:
Net gain from interest in registered investment companies	1,594,108	1,751,589
Net gain from common/collective funds	124,381	731,890
Interest income	56,641	71,856
Net gain on corporate common stocks	43,535	63,668
Other income	151,795	179,459

Total investment income	1,970,460	2,798,462

	4,210,658	3,798,829

Distributions to participants	(1,357,302)	(723,387)
Fees	(33,044)	(45,691)

	(1,390,346)	(769,078)

Net increase in net assets available for benefits	2,820,312	3,029,751
Net assets available for benefits at beginning of year	18,689,537	15,659,786

Net assets available for benefits at end of year	$21,509,849	$18,689,537

See accompanying notes.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements
December 31, 2010
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (FASB) issued changes to reporting and disclosure requirements for loans to participants. Participant loans are required to be measured at their unpaid principal balance plus any accrued but unpaid interest, and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The changes are effective for the fiscal year ended December 31, 2010, and are required to be applied retrospectively. There were no changes to the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Level 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or 3. The Plan adopted the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
2. Description of the Plan
The following description of the Hourly 401(k) Plan for Represented Employees at Midland and Louisville (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was adopted by Jewel Acquisition, LLC (Jewel or the Company), effective June 1, 2004, for Jewel employees at the Midland and Louisville facilities who are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union. Jewel (the Plan Sponsor) is a wholly owned indirect subsidiary of Allegheny Technologies Incorporated (the plan administrator). The Plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986 (Code), to provide for a cash or deferred arrangement within the meaning of Section 401(k) of the Code, and to meet the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On June 1, 2004, Jewel acquired the Midland and Louisville facilities from J&L Specialty Steel, LLC. Prior to June 1, 2004, J&L Specialty Steel, LLC sponsored a qualified defined contribution plan (J&L plan). As of the date of the acquisition of the plant assets at Midland and Louisville, Jewel adopted this Plan to permit eligible Jewel employees to participate in a qualified defined contribution plan and, should such individual employees who participated in the J&L plan choose, to roll over balances in the J&L plan to this Plan.
Overview:
This Plan is a qualified defined contribution plan that allows participants to contribute from 1% to 80% of their eligible pay on a pre-tax basis. Federal law limits the annual amount an employee can contribute on a pre-tax basis. However, participants who have attained age 50 by the end of the Plan Year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of, Section 414(v) of the Code. Unless otherwise specified by the participant, contributions are made to the QDIA (Qualified Default Investment Alternative), The Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date (e.g. Vanguard Target Retirement Income 2020 Fund).
With respect only to participants at the Midland plant, the applicable collective bargaining agreement mandates that each participant shall authorize the Company to contribute to the Plan, on the participant’s behalf, an elective employee contribution of one dollar ($1.00) per hour for each hour in which the participant is paid by the Company during the Plan Year.
A participant, while still employed, may elect in-service withdrawals at any time for all or part of the account balance, excluding any investment income. However, a participant cannot withdraw any portion prior to attainment of age 59-1/2 unless the plan administrator determines that the participant has a “hardship” within the meaning of Section 401(k)(2)(B) of the Code.
A participant may roll money into the Plan from a former employer’s qualified plan or IRA.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor. Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.
3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2010	2009

American Funds Growth Fund of America	$3,267,082	$3,202,668
MFS Value Fund	1,850,268	1,771,717
Prudential Core Conservative Intermediate Bond Fund**, ***	1,705,640	—
Vanguard Target Retirement 2020 Fund **	1,510,478	—
Vanguard Target Retirement 2015 Fund**	1,387,607	—
BlackRock Asset-Backed Securities Index Fund ***, *	588,945	1,158,512
State Street Global Advisors Target Retirement Income 2015 SL Series Fund*	—	997,055
State Street Global Advisors Target Retirement Income 2020 SL Series Fund*	—	983,755

*	Current year presented for comparative purposes only

**	Prior year presented for comparative purposes only

***	Held within SICs

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
Investments in SICs at contract value that represent 5% of more of the Plan’s net assets were as follows:

	December 31
	2010	2009

Monumental Life Ins. Co. Constant Duration SIC	$1,696,424	$1,524,268
Prudential Constant Maturity SIC**	1,654,263	—
Rabobank Constant Duration SIC*	—	1,487,981

*	Current year presented for comparative purposes only

**	Prior year presented for comparative purposes only
The BNY Mellon Stable Value Fund (the Fund) is a separate account that invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), a common collective trust (CCT), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2010 and 2009 were as follows:

	Years Ended December 31
	2010	2009

Based on actual earnings	3.01%	3.67%
Based on interest rate credited to participants	2.90%	3.55%
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
3. Investments (continued)
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit an investment. Investments in registered investment companies and the investment may require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment.
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — These investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

•	Synthetic investment contracts — Fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the valuation hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2010	Level 1	Level 2	Total

Interest in registered investment companies (a)	$14,072,689	$—	$14,072,689
Interest in synthetic investment contracts (b)	—	5,235,841	5,235,841
Interest-bearing cash and cash equivalents	978,786	—	978,786
Corporate common stocks (c)	211,203	—	211,203
Interest in common collective trusts (d)	—	140,551	140,551

Total assets at fair value	$15,262,678	$5,376,392	$20,639,070

a)	This class includes approximately 30% U.S. equity funds, 6% non-U.S. equity funds, 23% balanced funds, 39% target date funds, and 2% fixed income funds.

b)	This class includes approximately 23% government and government agency bonds, 22% corporate bonds, 26% residential mortgage-backed securities, 11% commercial mortgage-backed securities, 4% short-term investments, and 14% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 100% fixed income funds.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2009	Level 1	Level 2	Total

Interest in registered investment companies (a)	$7,160,194	$—	$7,160,194
Interest in synthetic investment contracts (b)	—	5,257,473	5,257,473
Interest-bearing cash and cash equivalents	568,027	—	568,027
Corporate common stocks (c)	203,655	—	203,655
Interest in common collective trusts (d)	—	4,478,439	4,478,439

Total assets at fair value	$7,931,876	$9,735,912	$17,667,788

a)	This class includes approximately 42% U.S. equity funds, 11% non-U.S. equity funds, 45% balanced funds, and 2% fixed income funds.

b)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

c)	Comprised of ATI common stock.

d)	This class includes approximately 76% target date funds, 21% U.S. equity funds, and 3% fixed income funds.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 17, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified, and the related trust is tax-exempt.
The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2007.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EI—N: 42-1623809 Plan: 001
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value
Interest-bearing cash and cash equivalents
EB Temporary Investment Fund of Bank of New York Mellon	$978,786
Adjustment from fair to book value	(2,829)

$975,957

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$577,270
American Funds Europacific Growth Fund	858,590
Vanguard Total Bond Market Index Fund	216,228
American Funds Growth Fund of America	3,267,082
MFS Value Fund	1,850,268
Vanguard Target Retirement Income Fund	12,517
Vanguard Target Retirement 2010 Fund	163,362
Vanguard Target Retirement 2015 Fund	1,387,607
Vanguard Target Retirement 2020 Fund	1,510,478
Vanguard Target Retirement 2025 Fund	908,970
Vanguard Target Retirement 2030 Fund	674,092
Vanguard Target Retirement 2035 Fund	448,938
Vanguard Target Retirement 2040 Fund	294,375
Vanguard Target Retirement 2045 Fund	54,614
Vanguard Target Retirement 2050 Fund	19,448
Vanguard FTSE All-World ex-US Index Fund	48,784
Vanguard Inflation –Protected Securities Fund	22,177
Vanguard Institutional Index Fund	893,937
MSIF Small Company Growth Fund	863,952

Total registered investment companies	$14,072,689

Corporate Common Stock
Allegheny Technologies Incorporated*	$211,203

Common Collective Trusts
BNY Mellon Stable Value Fund	$140,551
Adjustment from fair to book value	(2,497)

$138,054

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$55,049
CMBS, BACM 2005-3 A3A	69,087
Freddie Mac, FHR 2760 EB	12,512
Freddie Mac, FHR 2786 PC	4,385
Freddie Mac, FHR 2865 PQ	30,064
Freddie Mac, FHR 2866 XD	26,261

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EIN: 42-1623809 Plan: 001
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value
Freddie Mac, FHR 2870 BD	21,105
Freddie Mac, FHR 2888 OW	16,683
GNMA Project Loans, GNR 06-51 A	52,459
Auto Valet 2008-2 A3A	50,603
Bank of America, N.A. Wrap contract	(11,492)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	326,716

CMBS, CDCMT 2002-FX1D1	55,546
Rate Redu Bonds, CNP 05-A A2	47,100
Freddie Mac, FHR 2631 LB	6,200
Freddie Mac, FHR 2778 KR	6,736
Freddie Mac, FHR 2981 NB	1,595
Freddie Mac, FHR 2891 NB	55,173
CMBS, MLMT 05-CIP1 A2	79,973
CMBS, MLMT 05-CKI1 A2	25,178
CMBS, CD05-CD1 A2 FX	25,615
State Street Bank Wrap contract	(7,747)

State Street Bank Fixed Maturity Synthetic Contract 105028	295,369

CMBS, BSCMS 05-T18 A2	24,898
Freddie Mac, FHR 2763 PC	8,207
Freddie Mac, FHR 2921 NV	21,182
Freddie Mac, FHR 2934 OC	30,762
CMBS, JPMCC 05-LDP2 A2	5,948
Natixis Financial Products Wrap contract	(1,644)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	89,353

Total Fixed Maturity Synthetic Contracts	$711,438

Variable Rate Synthetic Contracts
Natixis Financial Products	$107,651
Natixis Wrap contract	(1,291)

Total Variable Rate Synthetic Contracts	$106,360

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$149,899
BlackRock, 1-3 Year Credit Bond Index Fund	265,177
BlackRock, Asset-Backed Sec Index Fund	382,815
BlackRock, Comm Mortgage-Backed Sec Fund	71,413
BlackRock, Int Term Credit Bond Index Fund	313,265
BlackRock, Int Term Government Bond Index Fund	139,161
BlackRock Global Investors, Long Term Government Bond Index Fund	73,329
BlackRock, Mortgage-Backed Sec Index Fund	353,590

Hourly 401(k) Plan for Represented Employees at Midland and Louisville
EI—N: 42-1623809 Plan: 001
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2010

Description	Current Value
Monumental Life Ins. Co. Wrap contract	(52,225)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00895TR	1,696,424

Prudential Core Conservative Internediate Bond Fund	1,705,640
Prudential Wrap Contract	(51,377)

Prudential Constant Duration Synthetic Contract GA 62215	1,654,263

BlackRock, 1-3 Year Government Bond Index Fund	80,715
BlackRock, 1-3 Year Credit Bond Index Fund	142,788
BlackRock, Asset-Backed Sec Index Fund	206,130
BlackRock, Comm Mortgage-Backed Sec Fund	38,453
BlackRock, Int Term Credit Bond Index Fund	168,681
BlackRock, Int Term Government Bond Index Fund	74,933
BlackRock, Long Term Government Bond Index Fund	39,485
BlackRock, Mortgage-Backed Sec Index Fund	190,395
State Street Bank Wrap contract	(28,099)

State Street Bank Constant Duration Synthetic Contract 107073	913,481

Total Constant Duration Synthetic Contracts	$4,264,168

Participant loans* (4.25% to 9.25%, with maturities through 2020)	$1,029,980

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

HOURLY 401(K) PLAN FOR REPRESENTED EMPLOYEES AT MIDLAND AND LOUISVILLE

Date: June 28, 2011	By:	/s/ Karl D. Schwartz

Karl D. Schwartz
Controller and Principal Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)